Exhibit 12.1
Energy Transfer Equity, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio amounts)
(Unaudited)

	Years Ended December 31,				Four Months Ended December 31, 2007	Year Ended August 31, 2007
	2011	2010	2009	2008
Fixed Charges:
Interest expense, net	$474,113	$424,032	$395,671	$265,701	$66,298	$175,563
Capitalized interest	12,797	27,757	16,191	21,595	12,657	22,979
Interest charges included in rental expense	2,796	2,258	2,121	1,843	1,010	3,562
Total fixed charges	489,706	454,047	413,983	289,139	79,965	202,104
Earnings:
Income from continuing operations before noncontrolling interest and income taxes	687,789	632,758	807,951	872,703	272,613	690,939
Less: equity in earnings (loss) of affiliates	25,836	11,727	20,597	(165)	(94)	5,161
Total earnings	661,953	621,031	787,354	872,868	272,707	685,778
Add:
Fixed charges	489,706	454,047	413,983	289,139	79,965	202,104
Amortization of capitalized interest	3,096	2,322	1,699	1,167	223	149
Distributed income of equity investees	28,911	—	20,597	—	4,319	—
Less:
Interest capitalized	(12,797)	(27,757)	(16,191)	(21,595)	(12,657)	(22,979)
Income available for fixed charges	$1,170,869	$1,049,643	$1,207,442	$1,141,579	$344,557	$865,052

Ratio of earnings to fixed charges	2.39	2.31	2.92	3.95	4.31	4.28